Exhibit 99.1
Sify considers issue of Indian equity shares for USD 86 million to Promoters Group
Chennai, Saturday, 28 August, 2010: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, today announced that it is proposing to issue equity shares up to an aggregate of approximately USD 86 million to a group of investors affiliated with Sify’s promoter group, including entities affiliated with Mr. Raju Vegesna, Chief Executive Officer and Managing Director and Mr. Ananda Raju Vegesna, Executive Director and brother of Raju Vegesna.
The share issuance is proposed to be an issuance of 125 million equity shares of Rs.10/- each, at a purchase price of Rs.32 per share, which includes a premium of Rs.22 per share, or USD 0.69 per shares, based on an exchange rate of $1USD to INR 46.22. The shares will be issued at a discount to the prevailing American Depositary Share market price, since the proposed allotment of shares is for unlisted Indian equity shares. The proposed shares will not be registered in the United States or traded on NASDAQ as American Depositary Shares.
The proposal for a preferential allotment of shares has been approved by the Board of Directors of Sify Technologies Limited at a Board meeting held on August 4, 2010 and subsequently recommended to the shareholders at the Board Meeting held on August 24, 2010 for their approval at the ensuing Annual General Meeting to be held on September 27, 2010. The proposed allotment of shares is subject to the approval of shareholders by a special resolution and relevant statutory and regulatory authorities, wherever applicable.
The proceeds from the proposed issuance will be utilised for working capital, ongoing capital expenditure and future expansion.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO

9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
Sify: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 6-K for the quarter ended September 30, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

     For further information, please contact

Sify Technologies Limited	Grayling Investor Relations
Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Corporate Communications	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (extn.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
Mr. Pijush Das	christopher.chu@grayling.com
Investor Relations
+91-44-2254-0777 (ext. 2703)
pijush.das@sifycorp.com